EXHIBIT 99.1

GPC Biotech AG Publication according to Sec. 26 para. 1 WpHG as of September 17, 2008

In a letter dated September 12, 2008 Prof. Dr. Christof Hettich and Dr. Friedrich von Bohlen und Halbach, Germany, have informed us according to Sec. 21 para. 1 WpHG in the name of dievini Verwaltungs GmbH, Heidelberg, Germany, registered at commercial register at AG Mannheim (HRB 701940) and represented by them, that the percentage of voting shares dievini Verwaltungs GmbH holds in GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 5 percent and 3 percent tresholds on September 8, 2008 and now is 0 percent (which equals voting rights out of 0 shares).

In a letter dated September 12, 2008 Prof. Dr. Christof Hettich, Germany, has informed us according to Sec. 21 para. 1 WpHG, that the percentage of voting shares he owns in GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 5 percent and 3 percent thresholds at September 8, 2008 and now is 0 percent (which equals voting rights out of 0 shares).

In a letter dated September 12, 2008 Dr. Friedrich von Bohlen und Halbach, Germany, informed us according to Sec. 21 para. 1 WpHG, that the percentage of voting shares he owns in GPC Biotech AG (WKN 585 150, ISIN DE0005851505) fell below the 5 percent and 3 percent thresholds at September 8, 2008 and now is 0 percent (which equals voting rights out of 0 shares).

Martinsried/Planegg, September 17, 2008

GPC Biotech AG

The Management Board